Exhibit 99.1

TALISMAN ENERGY INC.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2015

(Unaudited)

Condensed Consolidated Balance Sheets

(Unaudited)
	June 30,	December 31,
(millions of US$)	2015	2014

Assets
Current
Cash and cash equivalents (note 23)	168	262
Accounts receivable	526	893
Risk management (note 17)	-	850
Income and other taxes receivable	82	80
Restricted cash (note 9)	-	149
Inventories	132	133
Prepaid expenses	22	34
Assets held for sale (notes 4 and 9)	1,530	-
	2,460	2,401
Other assets (note 8)	175	180
Investments (note 6)	613	604
Risk management (note 17)	-	421
Goodwill (note 7)	279	279
Property, plant and equipment (note 10)	8,654	9,064
Exploration and evaluation assets (note 10)	2,488	2,544
Deferred tax assets	563	1,837
	12,772	14,929
Total assets	15,232	17,330

Liabilities
Current
Bank indebtedness	5	9
Accounts payable and accrued liabilities	1,031	1,577
Current portion of Yme removal obligation (note 9)	-	186
Obligation to fund equity investee (note 6)	145	186
Risk management (note 17)	-	2
Income and other taxes payable	75	93
Loans from related parties (note 14)	831	-
Loans from joint ventures (note 6)	74	15
Current portion of long-term debt (note 14)	156	1,109
Liabilities associated with assets held for sale (notes 4 and 9)	1,483	-
	3,800	3,177
Decommissioning liabilities (note 12)	967	1,885
Other long-term obligations (note 15)	222	273
Long-term debt (note 14)	3,807	3,955
Deferred tax liabilities	857	635
	5,853	6,748

Contingencies and commitments (note 18)

Shareholder's equity
Common shares (note 16)	1,992	1,738
Preferred shares (note 16)	-	191
Contributed surplus	86	176
Retained earnings	2,690	4,489
Accumulated other comprehensive income	811	811
	5,579	7,405
Total liabilities and shareholder's equity	15,232	17,330

See accompanying notes.

Condensed Consolidated Statements of Income (Loss)

(Unaudited)	Three months ended		Six months ended
	June 30,		June 30,
(millions of US$)	2015	2014	2015	2014
		(restated)		(restated)
Revenue
Sales	617	1,141	1,221	2,264
Other income (note 19)	41	30	81	77
Loss from joint ventures, after tax (note 6)	(107)	(37)	(314)	(31)
Total revenue and other income	551	1,134	988	2,310

Expenses
Operating	193	280	444	543
Transportation	40	39	90	81
General and administrative	83	103	167	205
Depreciation, depletion and amortization	379	430	790	822
Impairment, net of reversals (note 11)	-	(32)	48	(32)
Dry hole	-	11	13	28
Exploration	98	44	122	83
Finance costs (note 13)	79	83	163	166
Share-based payments expense (recovery) (note 16)	(19)	23	(24)	(9)
(Gain) loss on held-for-trading financial instruments (note 17)	131	171	(62)	231
(Gain) loss on disposals (note 5)	4	5	9	(554)
Other, net (note 20)	130	37	146	44
Total expenses	1,118	1,194	1,906	1,608
Income (loss) from continuing operations before taxes	(567)	(60)	(918)	702
Income taxes (note 21)
Current income tax	65	134	135	265
Deferred income tax	256	13	232	63
	321	147	367	328
Net loss from continuing operations	(888)	(207)	(1,285)	374

Discontinued operations
Net loss from discontinued operations (note 4)	(364)	(30)	(406)	(120)
Net income (loss)	(1,252)	(237)	(1,691)	254

Per common share (US$):
Net income (loss) from continuing operations	(0.85)	(0.20)	(1.24)	0.36
Net loss from discontinued operations	(0.35)	(0.03)	(0.39)	(0.12)
Net income (loss)	(1.20)	(0.23)	(1.63)	0.24
Diluted net income (loss) from continuing operations	(0.89)	(0.21)	(1.28)	0.31
Diluted net loss from discontinued operations	(0.35)	(0.03)	(0.39)	(0.12)
Diluted net income (loss)	(1.24)	(0.24)	(1.67)	0.19
Weighted average number of common shares outstanding (millions)
Basic	1,041	1,034	1,037	1,033
Diluted	1,041	1,034	1,037	1,039

See accompanying notes.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)
	Three months ended		Six months ended
	June 30,		June 30,
(millions of US$)	2015	2014	2015	2014

Net income (loss)	(1,252)	(237)	(1,691)	254

Actuarial gains (losses) relating to pension and other post-employment benefits1	9	(3)	11	(3)
Other comprehensive income (loss) not being reclassified to net income or loss in subsequent periods	9	(3)	11	(3)
Comprehensive income (loss)	(1,243)	(240)	(1,680)	251
1. For the three and six months ended June 30, 2015, amount is net of tax of $nil and $nil respectively (2014 - $1 million and $1 million respectively).

See accompanying notes.

Condensed Consolidated Statements of Changes in Shareholder’s Equity

(Unaudited)	Three months ended		Six months ended
	June 30,		June 30,
(millions of US$)	2015	2014	2015	2014

Common shares (note 16)
Balance at beginning of period	1,794	1,759	1,738	1,723
Issued on exercise of stock options	-	-	-	5
Converted from preferred shares	195	-	195	-
Shares purchased and held in trust for long-term PSU plan	-	-	(30)	-
Shares previously held in trust sold on open market	3	-	3	-
Shares released from trust for long-term PSU plan	-	-	86	31
Balance at end of period	1,992	1,759	1,992	1,759

Preferred shares (note 16)
Balance at beginning of period	191	191	191	191
Converted to common shares	(191)	-	(191)	-
Balance at end of period	-	191	-	191

Contributed surplus
Balance at beginning of period	95	114	176	135
Preferred shares conversion difference	(4)	-	(4)	-
Settlement of long-term PSU plan grant	(18)	-	(104)	(31)
Share-based payments	13	10	18	20
Balance at end of period	86	124	86	124

Retained earnings
Balance at beginning of period	4,050	6,114	4,489	5,695
Net income (loss)	(1,252)	(237)	(1,691)	254
Actuarial gains (losses) transferred to retained earnings	9	(3)	11	(3)
Common share dividends (note 16)	(117)	(70)	(117)	(140)
Preferred share dividends (note 16)	-	(2)	(2)	(4)
Balance at end of period	2,690	5,802	2,690	5,802

Accumulated other comprehensive income
Balance at beginning of period	811	811	811	811
Other comprehensive income (loss)	9	(3)	11	(3)
Transfer of accumulated foreign currency loss to net income	-	-	-	-
Actuarial losses (gains) transferred to retained earnings	(9)	3	(11)	3
Balance at end of period	811	811	811	811

See accompanying notes.

Condensed Consolidated Statements of Cash Flows

(Unaudited)	Three months ended		Six months ended
	June 30,		June 30,
(millions of US$)	2015	2014	2015	2014
		(restated)		(restated)
Operating activities
Net income (loss) from continuing operations	(888)	(207)	(1,285)	374
Add: Finance costs (cash and non-cash) (note 13)	79	83	163	166
Items not involving cash (note 22)	1,732	637	2,699	513
	923	513	1,577	1,053
Changes in non-cash working capital	113	(212)	23	(255)
Cash provided by operating activities from continuing operations	1,036	301	1,600	798

Investing activities
Capital expenditures
Exploration, development and other	(224)	(433)	(496)	(928)
Property acquisitions	(8)	-	(8)	-
Proceeds of resource property dispositions (note 5)	-	52	-	1,392
Loan to joint venture, net of repayments (note 6)	-	(178)	-	(350)
Investment in joint ventures (note 6)	(199)	-	(362)	-
Changes in non-cash working capital	(39)	(51)	(228)	(5)
Cash provided by (used in) investing activities from continuing operations	(470)	(610)	(1,094)	109

Financing activities
Long-term debt repaid (note 14)	(1,209)	(2)	(1,558)	(879)
Long-term debt issued (note 14)	-	315	452	315
Loans from (repayments to) joint ventures (note 6)	39	-	59	18
Loans from related parties (note 14)	831	-	831	-
Common shares issued (note 16)	-	-	-	4
Common shares purchased (note 16)	-	-	(30)	-
Common shares held in trust sold (note 16)	3	-	3	-
Finance costs (cash)	(72)	(76)	(150)	(152)
Common share dividends (note 16)	(117)	(70)	(117)	(140)
Preferred share dividends (note 16)	-	(2)	(2)	(4)
Deferred credits and other	(23)	(6)	(30)	1
Changes in non-cash working capital	(9)	(3)	10	13
Cash provided by (used in) financing activities from continuing operations	(557)	156	(532)	(824)
Effect of translation on foreign currency cash and cash equivalents	2	2	1	6
Cash provided by (used in) operating activities from discontinued operations (note 4)	(16)	64	(24)	37
Cash used in investing activities from discontinued operations (note 4)	(9)	(76)	(37)	(125)
Net increase (decrease) in cash and cash equivalents	(14)	(163)	(86)	1
Cash and cash equivalents net of bank indebtedness, beginning of period	181	515	253	351
Cash and cash equivalents net of bank indebtedness, end of period	167	352	167	352

Cash and cash equivalents	168	356	168	356
Bank indebtedness	(5)	(4)	(5)	(4)
Cash and cash equivalents from discontinued operations (note 4)	4	-	4	-
Cash and cash equivalents net of bank indebtedness, end of period	167	352	167	352

See accompanying notes.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)
(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION
Talisman Energy Inc. ("Talisman" or "the Company") is a company incorporated pursuant to the laws of Canada and domiciled in Alberta, Canada. Talisman’s common shares are wholly owned by a subsidiary of Repsol S.A (“Repsol”).  Talisman continues to be a reporting issuer in each of the jurisdictions of Canada. Its registered office is located at Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The interim condensed Consolidated Financial Statements as at and for the three and six month periods ended June 30, 2015 were approved by the Audit Committee on July 27, 2015.

Repsol Acquisition of Talisman
On May 8, 2015, the acquisition of Talisman by Repsol, by the way of an arrangement under the Canada Business Corporations Act, was completed. Repsol acquired all of the Company’s outstanding common and preferred shares. Upon the completion of the arrangement, the common shares were delisted from the Toronto Stock Exchange and the New York Stock Exchange, and the preferred shares were delisted from the Toronto Stock Exchange and converted into common shares on a 1:1 basis (note 16).

2. BASIS OF PREPARATION
These interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). Certain information and disclosures required to be included in notes to annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB, have been condensed or omitted.

The interim condensed Consolidated Financial Statements should be read in conjunction with the audited annual Consolidated Financial Statements of Talisman as at and for the year ended December 31, 2014 and the notes thereto.

These interim condensed Consolidated Financial Statements were prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities measured at fair value through the condensed Consolidated Statement of Income (Loss).

3. SIGNIFICANT ACCOUNTING POLICIES
a) Accounting Policies Used
The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2014, except for adoption of the following new standards and interpretations effective as of January 1, 2015:

Employee Benefits
•
IAS 19 Employee Benefits - Amendments to IAS 19. The amended standard clarified the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions can be, but are not required to be recognized as a reduction in the service cost in the period in which the related service is rendered. The amendment is effective for annual periods beginning on or after July 1, 2014. Application of the amended standard does not have an impact on the Company’s financial statements as it reflects current accounting policy of the Company.

Operating Segments
•
IFRS 8 Operating Segments - Amendments to IFRS 8. The amended standard requires (i) disclosure of judgments made by management in aggregating segments, and (ii) a reconciliation of segmented assets to the Company’s assets when segment assets are reported. The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment does not have an impact on the Company’s financial position or performance.

Share-based Payments
•
IFRS 2 Share-Based Payments - Amendments to IFRS 2. The standard amends the definitions of “vesting condition” and “market condition” and adds definitions for “performance condition” and “service condition”. The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment does not have an impact on the Company as it reflects current accounting policy of the Company.

Fair Value Measurement
•
IFRS 13 Fair Value Measurement - Amendments to IFRS 13. The amended standard clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts if the effect of discounting is immaterial. It also clarifies that the portfolio exception can be applied not only to financial assets and liabilities, but also to other contracts within scope of IAS 39 and IFRS 9. The amendment is effective for annual periods beginning on or after July 1, 2014. The application does not have a significant impact on the Company’s financial statements.

Related Parties
•
IAS 24 Related Parties - Amendments to IAS 24. The amended standard (i) revises the definition of related party to include an entity that provides key management personnel services to the reporting entity or its parent, and (ii) clarifies related disclosure requirements. The amendment does not have an impact on the Company’s financial statements, as there is no entity performing key management services for the Company.

b) Accounting Pronouncements Not Yet Adopted
The Company continues to assess the impact of adopting the pronouncements from the IASB as described below:

Financial Instruments
•
IFRS 9 Financial Instruments. IFRS 9 (July 2014) replaces earlier versions of IFRS 9 that had not yet been adopted by the Company and supersedes IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new models for classification and measurement of financial instruments, hedge accounting and impairment of financial assets and is mandatorily effective for periods beginning on or after January 1, 2018. The Company continues to review the standard as it is updated and monitor its impact on the Company’s financial statements.

Revenue from Contracts with Customers
•
IFRS 15 Revenue from Contracts with Customers. IFRS 15 specifies that revenue should be recognized when an entity transfers control of goods or services at the amount the entity expects to be entitled to as well as requiring entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017. In an exposure draft in May 2015, the effective date of IFRS 15 was proposed to be deferred to January 1, 2018. Application of the standard is mandatory and early adoption is permitted. The Company has not yet determined the impact of the standard on the Company’s financial statements.

4. DISCONTINUED OPERATIONS
During the three month period ended June 30, 2015, Talisman and Repsol entered into a purchase and sale agreement whereby Repsol will acquire substantially all of the assets and liabilities of Talisman’s Norwegian operations (the “Disposal Group”) for proceeds of $47 million including working capital. The transaction is expected to close prior to September 30, 2015.

The assets and liabilities included in the Disposal Group have been reclassified as current assets or liabilities held for sale on the condensed Consolidated Balance Sheets. Operating results related to the Disposal Group have been included in net loss from discontinued operations in the condensed Consolidated Statements of Income. Comparative period balances of the condensed Consolidated Statements of Income and Cash Flows have been restated. The Disposal Group was remeasured to its recoverable amount of $47 million at June 30, 2015 and as a result, a loss of $472 million pre-tax ($292 million after-tax) was recorded in Norway. A $112 million foreign exchange gain relating to the Disposal Group has been recognized in accumulated other comprehensive income in Shareholder’s Equity at June 30, 2015 and will be recognized in earnings upon disposition.

Assets and liabilities associated with the Disposal Group as at June 30, 2015 are as follows:

June 30, 2015
Assets
Cash	4
Restricted cash (note 9)	91
Accounts receivable	55
Income and other taxes receivable	4
Inventories	28
Prepaid expenses	5
Deferred tax assets	1,337
Other assets	6
Assets held for sale	1,530
Liabilities
Accounts payable and accrued liabilities	117
Yme removal obligation (note 9)	128
Decommissioning liabilities (note 12)	1,215
Other long term obligations	23
Liabilities associated with assets held for sale	1,483

Net loss from discontinued operations reported on the condensed Consolidated Statements of Income (Loss) is composed of the following:

Three months ended June 30	2015	2014
Revenue	83	108
Expenses	(289)	(211)
	(206)	(103)
Loss on remeasurement of discontinued operations	(472)	-
Loss from discontinued operations before taxes	(678)	(103)
Income taxes
Current income tax recovery	(6)	(5)
Deferred income tax recovery	(308)	(68)
Net loss from discontinued operations	(364)	(30)

Six months ended June 30	2015	2014
Revenue	144	273
Expenses	(401)	(547)
	(257)	(274)
Loss on remeasurement of discontinued operations	(472)	-
Loss from discontinued operations before taxes	(729)	(274)
Income taxes
Current income tax recovery	(7)	(5)
Deferred income tax recovery	(316)	(149)
Net loss from discontinued operations	(406)	(120)

During the three month period ended June 30, 2015, the Company recorded an impairment of $118 million in Norway E&E assets to fully impair costs associated with a license after a dry exploration well confirmed the license to be uneconomic.  In addition, the Company recorded an impairment of $30 million in Norway, due to an increase in the decommissioning obligation and asset caused by a 1.5% decrease in the credit-adjusted discount rate used to measure decommissioning liabilities.

During the six month period ended June 30, 2014, the Company recorded an impairment of $60 million in Norway, due to an increase in the decommissioning obligation and asset caused by a 1% decrease in the credit-adjusted discount rate used to measure decommissioning liabilities. The Company also recorded $130 million of impairment expense in Norway as a result of the Company’s decision to withdraw from an exploration license following technical evaluation, representing the full book value of the license.

The cash flows from discontinued operations, including changes in related non-cash working capital items, are as follows:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Operating	(16)	64	(24)	37
Investing	(9)	(76)	(37)	(125)
Cash flows from discontinued operations	(25)	(12)	(61)	(88)

5. DISPOSALS
North America Dispositions
In April 2014, Talisman sold non-core assets in western Canada for net proceeds of $42 million after $2 million in working capital adjustments, resulting in a pre-tax loss on disposal of $3 million ($4 million after-tax).

In March 2014, Talisman completed the sale of its Montney acreage in northeast British Columbia for proceeds of $1.3 billion, resulting in a pre-tax gain of $564 million ($493 million after tax).

6. INVESTMENTS
	June 30, 2015	December 31, 2014
Investments in Joint Ventures
Equity investment in Equion Energía Limited (Equion)	530	523
	530	523
Available-for-sale investments
Transasia Pipeline Company Pvt. Ltd.	34	34
Other	49	47
	83	81
Total	613	604

	June 30, 2015	December 31, 2014
Obligation to Fund Equity Investee
Equity investment in Talisman Sinopec Energy (UK) Limited (TSEUK)	(659)	(700)
Loan to TSEUK	514	514
	(145)	(186)

Investments in Joint Ventures

Movement in the investment in TSEUK joint venture during the period is as follows:

	Six months ended June 30, 2015	Year ended December 31, 2014
Balance, beginning of period	(186)	206
Investment in TSEUK	362	961
Loan to TSEUK, net of repayments and settlements1	-	(298)
Share of net loss and comprehensive loss	(321)	(1,055)
Balance, end of period	(145)	(186)
1.	Amount shown net of subscription of common shares which settled a portion of the shareholder loan in June 2014.

Talisman has a 51% interest in the ownership and voting rights of TSEUK whose principal place of operations is the United Kingdom (UK) and is incorporated in England and Wales. Talisman is one of two shareholders in this corporate joint venture engaging in the exploration for, and development and production of crude oil and natural gas. The corporate joint venture is governed by a shareholders’ agreement, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

Movement in the investment in Equion joint venture during the period is as follows:

	Six months ended June 30, 2015	Year ended December 31, 2014
Balance, beginning of period	523	920
Share of net income and comprehensive income	7	15
Dividend declared by Equion1	-	(279)
Impairment	-	(133)
Balance, end of period	530	523
1.	The dividend declared was settled through a reduction in the loan payable to Equion.

Talisman has a 49% interest in the ownership and voting rights of Equion whose principal place of operations is Colombia. Talisman is one of two shareholders in this strategic corporate joint venture engaged in the exploration for, and development and production of crude oil and natural gas. The corporate joint venture is governed by a heads of agreement amongst the shareholders, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

The following tables summarize the financial information of the joint ventures. The tables also reconcile financial information to the carrying amount of the Company's interests in joint ventures, which are accounted for using the equity method.

Summarized Balance Sheets	June 30, 2015			December 31, 2014
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Cash and cash equivalents	23	79	102	37	141	178
Current assets	538	254	792	517	314	831
Loans receivable from shareholders	-	150	150	-	29	29
Non-current assets	5,050	1,117	6,167	4,812	1,246	6,058
Total assets	5,611	1,600	7,211	5,366	1,730	7,096
Current liabilities	931	272	1,203	1,073	392	1,465
Loans payable to shareholders	1,009	-	1,009	1,009	-	1,009
Non-current liabilities	5,114	306	5,420	4,807	329	5,136
Total liabilities	7,054	578	7,632	6,889	721	7,610
Net assets (liabilities)	(1,443)	1,022	(421)	(1,523)	1,009	(514)

Talisman’s interest	51%	49%		51%	49%
Talisman’s share of net assets (liabilities)	(736)	501	(235)	(777)	494	(283)
Goodwill	77	162	239	77	162	239
	(659)	663	4	(700)	656	(44)
Loan to TSEUK	514	-	514	514	-	514
Accumulated impairment on investment	-	(133)	(133)	-	(133)	(133)
Talisman’s investment (obligation to fund)	(145)	530	385	(186)	523	337
1.	Balances represent respective entity’s 100% share.

Summarized Statements of Income (Loss)	Three months ended June 30, 2015			Three months ended June 30, 2014
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Revenue	217	129	346	403	158	561

Operating	216	21	237	372	24	396
Transportation	5	9	14	8	10	18
General and administrative	21	-	21	8	-	8
Depreciation, depletion and amortization	112	84	196	96	68	164
Exploration expense	1	-	1	2	-	2
Finance costs	39	-	39	35	-	35
Impairment	260	-	260	198	-	198
Other	(12)	(8)	(20)	15	(15)	-
Income (loss) before tax	(425)	23	(402)	(331)	71	(260)
Current income tax expense (recovery)	(22)	20	(2)	1	37	38
Deferred income tax recovery	(178)	(13)	(191)	(214)	(12)	(226)
Net income (loss) and comprehensive income (loss)	(225)	16	(209)	(118)	46	(72)
Talisman’s interest	51%	49%		51%	49%
Talisman’s share of income (loss) after tax	(115)	8	(107)	(60)	23	(37)
Cash dividends received by Talisman	-	-	-	-	-	-
1.	Balances represent respective entity’s 100% share.

Summarized Statements of Income (Loss)	Six months ended June 30, 2015			Six months ended June 30, 2014
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Revenue	390	230	620	706	321	1,027

Operating	477	39	516	656	45	701
Transportation	11	16	27	11	20	31
General and administrative	41	-	41	15	-	15
Restructuring costs	5	-	5	-	-	-
Depreciation, depletion and amortization	284	151	435	176	132	308
Exploration expense	2	-	2	5	-	5
Finance costs	78	1	79	67	1	68
Impairment	260	-	260	198	-	198
Other	47	3	50	27	(26)	1
Income (loss) before tax	(815)	20	(795)	(449)	149	(300)
Current income tax expense (recovery)	(52)	16	(36)	(26)	75	49
Deferred income tax recovery	(134)	(10)	(144)	(272)	(19)	(291)
Net income (loss) and comprehensive income (loss)	(629)	14	(615)	(151)	93	(58)
Talisman’s interest	51%	49%		51%	49%
Talisman’s share of income (loss) after tax	(321)	7	(314)	(77)	46	(31)
Cash dividends received by Talisman	-	-	-	-	-	-
1.	Balances represent respective entity’s 100% share.

Summarized Statements of Cash Flows	Three months ended June 30, 2015			Three months ended June 30, 2014
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Operating activities
Net income (loss)	(225)	16	(209)	(118)	46	(72)
Add: Finance costs (cash and non-cash)	39	-	39	35	-	35
Items not involving cash	176	65	241	89	44	133
Changes in non-cash working capital	(164)	(111)	(275)	59	9	68
Cash provided by (used in) operating activities	(174)	(30)	(204)	65	99	164

Investing activities
Capital expenditures	(198)	(21)	(219)	(332)	(55)	(387)
Proceeds of disposition	-	7	7	-	14	14
Loans to shareholders	-	(80)	(80)	-	-	-
Other	(31)	(8)	(39)	16	(12)	4
Cash used in investing activities	(229)	(102)	(331)	(316)	(53)	(369)

Financing activities
Common shares issued	390	-	390	-	-	-
Loans from shareholders, net of repayments	-	-	-	349	-	349
Finance costs (cash)	(10)	-	(10)	(17)	1	(16)
Other	9	-	9	20	-	20
Cash provided by financing activities	389	-	389	352	1	353
1.	Balances represent respective entity’s 100% share.

Summarized Statements of Cash Flows	Six months ended June 30, 2015			Six months ended June 30, 2015
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Operating activities
Net income (loss)	(629)	14	(615)	(151)	93	(58)
Add: Finance costs (cash and non-cash)	78	1	79	67	1	68
Items not involving cash	437	145	582	122	101	223
Changes in non-cash working capital	(134)	(10)	(144)	(89)	(27)	(116)
Cash provided by (used in) operating activities	(248)	150	(98)	(51)	168	117

Investing activities
Capital expenditures	(411)	(42)	(453)	(653)	(69)	(722)
Proceeds of dispositions	-	7	7	-	14	14
Loans to shareholders	-	(121)	(121)	-	(37)	(37)
Other	(64)	(56)	(120)	106	(15)	91
Cash used in investing activities	(475)	(212)	(687)	(547)	(107)	(654)

Financing activities
Common shares issued	710	-	710	-	-	-
Loans from shareholders, net of repayments	-	-	-	686	-	686
Finance costs (cash)	(19)	-	(19)	(30)	-	(30)
Other	18	-	18	(8)	-	(8)
Cash provided by financing activities	709	-	709	648	-	648
1.	Balances represent respective entity’s 100% share.

The summarized financial information presented is the amounts included in the financial statements of the joint venture entities adjusted for fair value adjustments made at the time of acquisition of the joint venture, as appropriate. The fair value adjustments related to the Company's jointly controlled equity interest in Equion principally relate to property, plant and equipment, provisions and the related indemnification asset and goodwill. In addition, the financial statements of TSEUK have been adjusted with respect to asset impairments, decommissioning liabilities and provisions.

TSEUK Joint Venture
As at June 30, 2015, the investment balance in the TSEUK joint venture was negative $145 million. The obligation to fund TSEUK, in proportion of its shareholding, arises from the Company’s past practice of funding TSEUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded through 2015. In addition, the Company, in proportion of its shareholding, has provided certain guarantees to fund TSEUK’s decommissioning obligation if TSEUK is unable to (note 17), and the shareholders of TSEUK have provided equity funding facilities to TSEUK which include funding decommissioning liabilities. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company’s obligation to fund TSEUK will increase to the extent future losses are generated within TSEUK. In addition, future contributions to the TSEUK joint venture could be impaired to the extent recoverability is not probable.

In June 2014, the shareholders of TSEUK provided an equity funding facility totaling $1.2 billion to TSEUK, of which Talisman was committed to $612 million, for the purpose of funding capital, decommissioning and operating expenditures of TSEUK. In March 2015, the maximum available amount was increased to $1.5 billion. This facility expired on June 30, 2015. During the period from July 1, 2014 to December 31, 2014, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $625 million under this facility, of which Talisman’s share was $319 million. During the six month period ended June 30, 2015, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $710 million under this facility, of which Talisman’s share was $362 million.

In June 2015, the shareholders of TSEUK provided a new equity funding facility of $1.7 billion, of which Talisman is committed to $867 million, for the purpose of funding capital, decommissioning and operating expenditures of TSEUK. This facility is effective from July 1, 2015 and expires on December 31, 2016.

The shareholders of TSEUK have provided an unsecured loan facility totaling $2.4 billion to TSEUK, of which Talisman is committed to $1.2 billion, for the purpose of funding capital expenditures of TSEUK. In January 2015, an agreement was reached by the shareholders of TSEUK, in which the quarterly principal and interest payments of the facility were deferred until July 31, 2015. As at June 30, 2015, $1.0 billion has been drawn under this facility, of which Talisman’s share is $514 million (December 31, 2014 - $514 million).

Loans under this facility bear interest at the UK interest rate swap rate plus 2.5%, and are repayable quarterly in equal installments based upon a five year repayment period calculated from the date each loan is advanced.  All outstanding loans mature December 31, 2017, although the maturity date may be extended from time to time upon agreement between the shareholders and TSEUK.  Prior to the maturity date, TSEUK may repay, in full or in part, the balance outstanding on any loan under this facility. Remaining borrowing capacity under this facility:

	Six months ended June 30, 2015	Year ended December 31, 2014
Borrowing capacity, beginning of period	742	1,525
Advances	-	(783)
Borrowing capacity, end of period	742	742
Talisman’s share	378	378

In June 2014, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $1.26 billion, of which Talisman’s share was $643 million, which settled shareholder loans of $1.24 billion and accrued interest of $18 million, of which Talisman’s share was $634 million and $9 million, respectively.

In July 2015, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $1.06 billion, of which Talisman’s share was $541 million, which settled remaining shareholder loans of $1.01 billion and accrued interest of $52 million, of which Talisman’s share was $514 million and $27 million, respectively.

TSEUK is required to provide demand letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). Refer to “Liquidity Risk” in note 17.

During the three months ended March 31, 2015, the UK government announced that effective January 1, 2015 the rate of supplementary charge on ring fence profits decreased from 32% to 20%. Consequently, there is now a combined UK corporation tax and supplementary charge rate of 50% (down from 62%) for oil and gas companies with fields not subject to Petroleum Revenue Tax (PRT). The UK government also announced that the PRT rate will decrease from 50% to 35%, effective for years ending after December 31, 2015. As a result of this legislative change, TSEUK recorded a recovery of deferred PRT of $98 million ($50 million net to Talisman).

During the three months ended June 30, 2015, an impairment expense of $260 million, of which Talisman’s share was $133 million, was recorded in TSEUK as a result of Talisman’s adoption of Repsol’s credit-adjusted discount rate in measuring decommissioning obligations.

Equion Joint Venture
During the year ended December 31, 2014, Equion declared dividends payable to the shareholders in the amount of $570 million, of which Talisman’s share was $279 million. The Company has recorded a reduction in the equity investment in Equion. The dividends were settled through reduction of the loan due to Equion as described below.

The loan due to Equion of $74 million (December 31, 2014 - $15 million) is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

There have been no significant changes in expected future commitments of TSEUK and Equion, and the timing of those payments, since December 31, 2014.

7. GOODWILL
Continuity of goodwill	Six months ended June 30, 2015	Year ended December 31, 2014
Balance, beginning of period	279	575
Disposals	-	(9)
Impairments	-	(287)
Balance, end of period	279	279

Goodwill has no tax basis.

8. OTHER ASSETS
	June 30, 2015	December 31, 2014
Accrued pension asset	5	4
Decommissioning sinking fund	71	71
Transportation rights1	88	92
Other	11	13
Total	175	180
1.	Net of $20 million accumulated depreciation (December 31, 2014 - $16 million).

9. YME REMOVAL OBLIGATION
In March 2013, Talisman, acting on behalf of its partners in the Yme field in Norway, entered into an agreement with the platform contractor. This agreement terminated all existing Yme contracts and outstanding disputes between the Yme partners and the platform contractor, set out the provisions regarding the removal of the existing above-surface Yme structure, the delivery of the existing above-surface Yme structure to the platform contractor (which Talisman, acting on behalf of the Yme partners, will complete as the “Talisman Works”) and provided for a payment of $470 million from the platform contractor to the Yme partners to fund the cost of the Talisman Works. The Yme partners agreed to deposit $409 million into an escrow account, which can only be withdrawn for purposes of settling costs and liabilities associated with the Talisman Works.

Balances of restricted cash and Yme removal obligation as at June 30, 2015 were reclassified to assets and liabilities held for sale as a result of Talisman’s expected sale of substantially all of its operating assets and liabilities of the Norwegian operations to Repsol. As at June 30, 2015, Talisman’s share of the liability associated with the Talisman Works in the amount of $128 million (December 31, 2014 - $186 million) has been recorded as the Yme removal obligation. Talisman’s share of the cash held in the escrow account in the amount of $91 million (December 31, 2014 - $149 million) has been recorded as restricted cash. During the three and six months ended June 30, 2015, $20 million and $58 million (2014 - $13 million and $29 million) respectively in eligible expenditures were incurred on the Talisman Works which reduced the Yme removal obligation and the restricted cash balance by an equal amount.

10. OIL AND GAS ASSETS
The cost and accumulated DD&A of the Company’s PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

Cost
At December 31, 2013	23,039	5,393	28,432

Additions	1,743	409	2,152
Disposals and derecognition	(1,981)	(23)	(2,004)
Transfers from E&E assets to PP&E	285	(285)	-
Change in decommissioning liabilities	130	114	244
Expensed to dry hole	-	(140)	(140)

At December 31, 2014	23,216	5,468	28,684

Acquisitions	-	8	8
Additions	467	93	560
Disposals and derecognition	(7)	-	(7)
Transfers from E&E assets to PP&E	11	(11)	-
Change in decommissioning liabilities	300	4	304
Expensed to dry hole	-	(19)	(19)
Transfers to assets held for sale (note 4)	(3,827)	(2,124)	(5,951)

At June 30, 2015	20,160	3,419	23,579

Accumulated DD&A
At December 31, 2013	13,287	2,228	15,515

Charge for the period	1,936	10	1,946
Disposals and derecognition	(1,733)	-	(1,733)
Transfers from E&E assets to PP&E	10	(10)	-
Impairment losses, net of reversals	672	676	1,348
Transfers from PP&E to E&E assets	(20)	20	-
		.
At December 31, 2014	14,152	2,924	17,076

Charge for the period	887	-	887
Disposals and derecognition	(6)	-	(6)
Impairment, net of reversals (note 11)	70	131	201
Transfers to assets held for sale (note 4)	(3,597)	(2,124)	(5,721)
		.
At June 30, 2015	11,506	931	12,437

Net book value
At June 30, 2015	8,654	2,488	11,142
At December 31, 2014	9,064	2,544	11,608
At December 31, 2013	9,752	3,165	12,917

11. IMPAIRMENT, NET OF REVERSALS

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Impairment losses
E&E assets	-	-	2	-
PP&E	-	-	46	-
	-	-	48	-

Impairment reversals
E&E assets	-	-	-	-
PP&E	-	(32)	-	(32)
	-	(32)	-	(32)
Net Impairment (reversal)	-	(32)	48	(32)
In conjunction with the acquisition of the Company by Repsol, Repsol has completed a preliminary allocation of the purchase price for purposes of its accounting subsequent to the acquisition date. As part of the purchase price allocation, Repsol estimated fair values of the Company’s assets and liabilities. Based on this preliminary assessment, certain of the Company’s assets could be impaired or subject to impairment reversals in future periods. Management has not recorded these potential impairments or reversals in the June 30, 2015 financial statements as the estimates are considered preliminary and subject to further review. The magnitude of any impairments or reversals to be recorded in future periods will be determined as the purchase price allocation is finalized. This is expected to occur later in 2015.

During the three month period ended June 30, 2014, the Company recorded an impairment reversal of $32 million in North America, due to the estimated recoverable amount of assets held for sale exceeding their carrying amounts.

12. DECOMMISSIONING LIABILITIES
Continuity of decommissioning liabilities	Six months ended June 30, 2015	Year ended December 31, 2014
Balance, beginning of period	1,928	1,769
Liabilities incurred during the period	10	75
Liabilities settled during the period	(40)	(59)
Accretion expense	28	51
Revisions in estimated cash flows	(20)	109
Change in discount rate	314	60
Disposals	-	(77)
Reclassified as liabilities associated with assets held for sale (note 4)	(1,215)	-
Balance, end of period	1,005	1,928
Expected to be settled within one year	38	43
Expected to be settled in more than one year	967	1,885
	1,005	1,928

As a result of Repsol’s acquisition of Talisman in May 2015, Talisman has adopted Repsol’s credit-adjusted rate to discount its decommissioning liabilities as at June 30, 2015. The provision has been discounted using a weighted average credit-adjusted rate of 2.0% at June 30, 2015 (December 31, 2014 – 3.5%), which excludes the impact of inflation.  As a result, Talisman’s decommissioning liabilities including discontinued operations increased by $314 million.

13. FINANCE COSTS
	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Interest on long-term debt	64	69	130	137
Miscellaneous interest expense and other fees	8	7	20	15
Accretion expense	7	7	13	14
	79	83	163	166

14. LONG-TERM DEBT
	June 30, 2015	December 31, 2014
Bankers’ Acceptances	-	475
Commercial Paper	-	103
Tangguh Project Financing	40	43
Short-term LIBOR Loan	-	150
Loans from Related Parties	831	-
Debentures and Notes (Unsecured)
US$ denominated	3,531	3,905
UK£ denominated (UK£ million)	392	388
Gross debt	4,794	5,064
Less: current portion	(156)	(1,109)
Less: Loans from Related Parties	(831)	-
Long-term debt	3,807	3,955

During the six month period ended June 30, 2015, Talisman repaid debt of $1,558 million, including $150 million of short-term LIBOR loan, $775 million of bankers’ acceptances, $255 million of commercial paper, $375 million of 5.125% notes and $3 million of Tangguh project financing. The Company also issued debt of $452 million, including $300 million of bankers’ acceptances and $152 million of commercial paper. The current liability of $156 million consists of $150 million in 8.5% notes, and $6 million in Tangguh project financing.

Bank Credit Facilities and Commercial Paper
At June 30, 2015, Talisman had unsecured credit facilities totaling $3.2 billion, consisting of facilities of $3 billion (Facility No. 1), maturing March 19, 2019 and $200 million (Facility No. 2), maturing October 21, 2019.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers’ acceptances, US$ base rate loans, LIBOR-based loans and letters of credit.  In addition, drawings to a total of $1.0 billion are available in the form of letters of credit.  Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ bankers’ acceptances, US$ base rate loans, LIBOR-based loans and letters of credit.

At June 30, 2015, there were no drawings in the form of bankers’ acceptances or commercial paper. There was $85 million in letters of credit support outstanding at June 30, 2015. The authorized amount under the Company’s commercial paper program is $1.0 billion, but the amount available under this program is limited to the availability of backup funds under the Company’s Facility No. 1.

At June 30, 2015, available borrowing capacity under the bank credit facilities was $3.1 billion.

Related Party Facilities
During the three months period ended June 30, 2015, Talisman has entered into the following revolving facilities with Repsol entities:

On May 8, 2015, TE Holdings SARL., a subsidiary of Talisman, entered into a $500 million revolving facility with Repsol Tesoreria Y Gestion Financiera, S.A. The facility matures on May 8, 2016 and bears an interest rate of LIBOR+0.80%.  As at June 30, 2015, $197 million has been drawn under this facility.  Interest expense related to the facility recognized by Talisman during the period was less than $1 million.

On May 8, 2015, Talisman also entered into a $1.0 billion revolving facility with Repsol Energy Resources Canada, Inc. The facility matures on May 8, 2018 and bears an interest rate of LIBOR+1.20%. As at June 30, 2015, $634 million has been drawn under this facility. Interest expense related to the facility recognized by Talisman during the period was $1 million.

Debt Covenants
Talisman is in compliance with all of its debt covenants. The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. Considering the current commodity price environment, Talisman may require support from Repsol to ensure continued compliance with its liquidity and covenant requirements.

15. OTHER LONG-TERM OBLIGATIONS
	June 30, 2015	December 31, 2014
Accrued pension and other post-employment benefits liabilities	102	135
Deferred credits	17	41
Long-term portion of discounted obligations under finance leases	36	41
Long-term portion of share-based payments liability (note 16)	-	1
Other	67	55
	222	273

The fair value of financial liabilities included above approximates the carrying amount.

16. SHARE CAPITAL AND SHARE-BASED PAYMENTS
Authorized
Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued
Continuity of common shares	Six months ended June 30, 2015		Year ended December 31, 2014
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,031,525,988	1,738	1,031,356,870	1,723
Issued on exercise of stock options	-	-	478,244	5
Converted from preferred shares	8,000,000	195	-	-
Shares previously held in trust sold on the open market	323,584	3	-	-
Shares purchased and held in trust for long-term PSU plan	(3,793,939)	(30)	(2,265,898)	(21)
Shares released from trust for long-term PSU plan	8,110,394	86	1,956,772	31
Balance, end of period	1,044,166,027	1,992	1,031,525,988	1,738

On May 8, 2015, Repsol’s acquisition of Talisman was completed, whereby Repsol acquired all outstanding common and preferred shares of Talisman. The outstanding preferred shares were subsequently converted into common shares on a 1:1 basis.

Subsequent to June 30, 2015, there were no activities relating to the Company’s common shares.

During the three and six month periods ended June 30, 2015, the Company declared common share dividends of $0.1125 per common share for an aggregate dividend of $117 million.

Preferred Shares Issued
Continuity of preferred shares	Six months ended June 30, 2015		Year ended December 31, 2014
	Shares	Amount	Shares	Amount
Cumulative Redeemable Rate Reset First Preferred Shares, 4.2% Series 1:
Balance, beginning of period	8,000,000	191	8,000,000	191
Converted into common shares	(8,000,000)	(191)	-	-
Balance, end of period	-	-	8,000,000	191

During the three month period ended June 30, 2015, no preferred share dividends were declared. During the six month period ended June 30, 2015, Talisman declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million.

Subsequent to the acquisition of Talisman by Repsol on May 8, 2015, all Series 1 preferred shares were converted on a 1:1 basis into common shares.

Share-Based Payments
Subsequent to the acquisition of Talisman by Repsol on May 8, 2015, all share-based payment units were settled and paid by May 29, 2015.

As at June 30, 2015, there were no short-term or long-term obligations on the Company’s balance sheets, relating to stock options, cash units, DSUs and RSUs, as all such outstanding units were settled and paid in the three month period ended June 30, 2015.

During the three month period ended June 30, 2015, the Company recorded a share-based payments recovery of $19 million (2014 - $23 million expense) in respect of the following plans: stock options - $37 million recovery, cash units - $1 million recovery, PSUs - $12 million expense, RSUs - $8 million expense, and DSUs - $1 million recovery. The share-based payments expense includes cash payments of $32 million (2014 - $14 million) to employees in settlement of fully accrued share-based payments liabilities for RSUs settled in the period.  An additional cash payment of $86 million was made to employees in cash settlement of all stock options, cash units, RSUs, and PSUs outstanding on completion of Repsol’s acquisition of Talisman. In general and administrative expense in the condensed Consolidated Statement of Income (Loss), the Company recognized no DSU expense relating to the director and executive deferrals. General and administrative expense included payments of $8 million for settlement of DSUs as a result of Repsol’s acquisition of Talisman.

During the six month period ended June 30, 2015, the Company recorded share-based payments recovery of $24 million (2014 - $9 million recovery) in respect of the following plans: stock options $38 million recovery, cash units - $3 million recovery, PSUs - $7 million expense, RSUs - $10 million expense, and DSUs - $nil. The share-based payments expense includes cash payments of $32 million (2014 - $16 million) to employees in settlement of fully accrued share-based payments liabilities for RSUs settled in the period. An additional cash payment of $86 million was made to employees in cash settlement of all stock options, cash units, RSUs, and PSUs outstanding on completion of Repsol’s acquisition of Talisman. In general and administrative expense in the condensed Consolidated Statement of Income (Loss), the Company recognized no DSU recovery relating to the directors and executive deferrals. General and administrative expense included payments of $8 million for settlement of DSUs as a result of Repsol’s acquisition of Talisman.

At June 30, 2015, there were no outstanding share-based payment arrangements.

17. FINANCIAL INSTRUMENTS
Talisman’s financial assets and liabilities at June 30, 2015 consisted of cash and cash equivalents, accounts receivable, available-for-sale investments, bank indebtedness, accounts payable and accrued liabilities, loans from joint ventures, loans from related parties, long-term debt (including the current portion) and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and loans from joint ventures approximate their carrying values due to the short-term maturity of those instruments.

Borrowings under bank credit facilities are short-term in nature and are market rate-based, thus, carrying value approximates fair value.  The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair values of private notes are based on estimations provided by third parties.  The fair value of Talisman’s floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate. The fair value of Talisman’s long-term debt (including the current portion) at June 30, 2015 was $4.9 billion (December 31, 2014 - $5.3 billion), while the carrying value was $4.8 billion (December 31, 2014 - $5.1 billion). The Company uses Level 2 inputs as described below to estimate the fair value of the outstanding long-term debt as at June 30, 2015.

The fair values of all other financial assets and liabilities approximate their carrying values.

Risk management assets and liabilities are recorded at their estimated fair values.  To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data.  In addition to market information, the Company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.  The Company’s non-performance risk is determined based on third party quotes for the Company’s debt instruments with maturity dates that are similar, or in close approximation, to the maturity dates of the corresponding financial instrument. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable.

The three levels of the fair value hierarchy are as follows:

•
Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives).  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis;

•
Level 2 – inputs other than quoted prices included within level 1 that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates and volatility factors, which can be observed or corroborated in the marketplace.  The Company obtains information from sources such as the New York Mercantile Exchange (NYMEX) and independent price publications; and

•
Level 3 – inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument’s fair value, such as the Company’s internally developed assumptions about market participant assumptions used in pricing an asset or liability, for example, an estimate of future cash flows used in the Company’s internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement. The valuation of over-the-counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that rely primarily on market observable inputs. Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as Level 2.

Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract. Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability. Fair values for interest rate instruments are based on discounted cash flow analysis using current market rates and prices.

Risk Management Assets, Liabilities, Gains and Losses
During the three and six month periods ended June 30, 2015, the Company received proceeds of $817 million and $1.3 billion, respectively, for settlement of its oil and gas derivative contracts, which included proceeds related to the liquidation of outstanding instruments. As at June 30, 2015, there was less than $1 million of risk management liability associated with the Company’s outstanding fixed price power swaps, which were measured using Level 2 inputs.

During the three month period ended June 30, 2015, the Company recorded a loss on held-for-trading financial instruments of $131 million (2014 - $171 million loss) and a gain of $62 million for the six month period ended June 30, 2015 (2014 - $231 million loss).

Currency Risk
Talisman operates internationally and is therefore exposed to foreign exchange risk.  Talisman’s primary exposure is from fluctuations in the US$ relative to the C$, UK£, and NOK.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

In respect of financial instruments existing at June 30, 2015, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in a decrease of $3 million in net loss and a $3 million impact on comprehensive loss during the three month period ended June 30, 2015. A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk
Talisman is exposed to interest rate risk principally by virtue of its borrowings including loans from joint ventures.  Borrowing at floating rates exposes Talisman to short-term movements in interest rates. Borrowing at fixed rates exposes Talisman to reset risk (i.e. at debt maturity). Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt. The Company had fixed-to-floating interest rate swap contracts with a total notional amount of $300 million outstanding at the beginning of the three month period ended June 30, 2015. These contracts expired on May 15, 2015. The Company did not enter any new interest rate swap contracts during the rest of the quarter.

Credit Risk
A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At June 30, 2015, approximately 84% of the Company's trade accounts receivable was aged less than 90 days and the largest single counterparty exposure, accounting for 7% of the total, was with a highly rated counterparty. Concentration of counterparty credit risk is managed by having a broad domestic and international customer base primarily of highly rated counterparties.

Liquidity Risk
Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank and related party credit facilities. The Company has in place committed bank facilities totaling $3.2 billion, all of which are committed through 2019. At June 30, 2015, there were no drawings in the form of bankers’ acceptance or commercial paper, and there was $85 million in letters of credit support outstanding. Available borrowing capacity under committed bank facilities was $3.1 billion at June 30, 2015. In addition, the Company also has in place related party facilities from Repsol subsidiaries totaling $1.5 billion, $500 million of which is committed through 2016 with the remainder committed through 2018. At June 30, 2015, $831 million were drawn under these facilities.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At June 30, 2015, demand letters of credit guaranteed by the Company totaling $1.3 billion were issued, of which $1.2 billion were issued from uncommitted facilities. Of that total, $1.0 billion is provided as security for the costs of decommissioning obligations in the UK, as described below. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

TSEUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). At the commencement of the joint venture, Addax Petroleum UK Limited (Addax) assumed 49% of the decommissioning obligations of TSEUK. Addax’s parent company, China Petrochemical Corporation (Sinopec), has provided an unconditional and irrevocable guarantee for this 49% of the UK decommissioning obligations.

The UK government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after-tax basis and reducing the value of letters of credit required to be posted by 50%. TSEUK has entered into a Decommissioning Relief Deed with the UK Government and continues to negotiate with counterparties to amend all DSAs accordingly. Tax relief guaranteed by the UK government is limited to corporate tax paid since 2002. Under the limitation, TSEUK’s tax relief is capped at $2.2 billion, representing corporate income taxes paid and recoverable since 2002.

At June 30, 2015, TSEUK has $2.6 billion of demand shared facilities in place under which letters of credit of $1.9 billion have been issued. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of TSEUK.

At June 30, 2015, Talisman’s share of TSEUK’s total recorded decommissioning liabilities was $2.6 billion. Decommissioning estimates are subject to a significant amount of management judgment given the long dated nature of the assets and the timing of remediation upon cessation of production. The Company reviews its assessment of decommissioning liabilities annually, or where a triggering event causes a review, taking into account new information and industry experience.

Any changes to decommissioning estimates influence the value of letters of credit required to be provided pursuant to DSAs. In addition, the extent to which shared facility capacity is available, and the cost of that capacity, is influenced by the Company’s investment-grade credit rating.

As at June 30, 2015, the investment balance in the TSEUK joint venture was negative $145 million. The obligation to fund TSEUK, in proportion of its shareholding, arises from the Company’s past practice of funding TSEUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded through 2015. In addition, the Company, in proportion of its shareholding, has provided certain guarantees to fund TSEUK’s decommissioning obligation if TSEUK is unable to, and the shareholders of TSEUK have provided equity funding facilities to TSEUK which include funding decommissioning liabilities. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company’s obligation to fund TSEUK will increase to the extent future losses are generated within TSEUK. In addition, future contributions to the TSEUK joint venture could be impaired to the extent recoverability is not probable.

Except for commodity price derivative contracts that mature as noted below, long-term debt that matures as outlined in note 14 and other long-term obligations detailed in note 15, all of the Company’s financial liabilities are due within one year.

Commodity Price Risk
Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs. Talisman may enter into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors.  The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

During the six month period ended June 30, 2015, the Company liquidated all its contracts related to commodity price risk management. Subsequent to June 30, 2015, the Company has not entered into any new commodity price risk management derivative contracts.

At June 30, 2015, the Company had power commodity price derivative contracts outstanding with fair value of less than $1 million.

18. CONTINGENCIES AND COMMITMENTS
Provisions and Contingencies
From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation.  These claims are not currently expected to have a material impact on the Company’s financial position. A summary of specific legal proceedings and contingencies is as follows:

Galley Pipeline
In August 2012, a portion of the Galley pipeline, in which TSEUK has a 67.41% interest, suffered an upheaval buckle.

In September 2012, TSEUK, in which Talisman holds a 51% interest, claimed for the suffered losses as a consequence of the incidence to Oleum Insurance Company (''Oleum''), a wholly-owned Talisman subsidiary. TSEUK delivered a proof of loss seeking recovery under the insuring agreement of $315 million.

In November 2014, TSEUK delivered extensive documentation purporting to substantiate its claim. The information delivered to date does not support a determination of coverage and Oleum is seeking additional information from TSEUK to facilitate final coverage determination.

Addax Arbitration
On July 13, 2015, Addax Petroleum UK Limited and Sinopec International Petroleum Exploration and Production Corporation, filed a Notice of Arbitration against Talisman Energy Inc. and Talisman Colombia Holdco Limited in connection with the purchase of 49% shares of Talisman Energy (UK) Limited (now known as TSEUK). In the Company’s opinion, the claims included in the Notice of Arbitration are without merit.

Government and Legal Proceedings with Tax Implications
Specific tax claims which Talisman and its subsidiaries are parties to at June 30, 2015 are as follows:

Canada
The Canadian tax authorities, Canada Revenue Agency, ("CRA") regularly inspect the tax matters of the Talisman Group companies based in Canada. In 2015, verification and investigation activities related to the years 2006-2010 have been made.

As part of these proceedings, the CRA has questioned certain restructuring transactions, although this line of questioning has not resulted in court proceedings to date.

Indonesia
Indonesian Corporate Tax Authorities have been questioning various aspects of the taxation of permanent establishments that Talisman Group has in the country. These proceedings are pending a court hearing.

Malaysia
Talisman Malaysia Ltd. and Talisman Malaysia (PM3) Ltd., the Talisman Group's operating subsidiaries in Malaysia, have received notifications from the Inland Revenue Board (IRB) in respect of the years 2007, 2008 and 2011 questioning, primarily, the deductibility of certain costs. These proceedings are pending a court hearing.

Norway
As part of the process of verifying the tax affairs of Talisman Energy Norge AS, the Talisman Group's subsidiary in Norway, the Norwegian tax authorities have questioned the deductibility of certain items. These proceedings are pending a court hearing.

Timor-Leste
The authorities of Timor-Leste, questioned the deduction by TLM Resources (JPDA 06-105) Pty Limited, the Talisman Group's subsidiary in East Timor, of certain expenses for income tax purposes. This line of questioning is at a very preliminary stage of debate with the authorities.

Commitments
There have been no additional significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2014.

19. OTHER INCOME
	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Pipeline and customer treating tariffs	11	16	26	33
Investment income	4	2	6	10
Interest on loan to TSEUK (note 6)	5	11	10	19
Marketing and other income	21	1	39	15
	41	30	81	77

20. OTHER EXPENSES, NET
	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Foreign exchange loss	27	10	5	5
Restructuring	23	14	35	17
Transaction costs1	39	-	41	-
Other miscellaneous	41	13	65	22
	130	37	146	44
1.	Costs incurred in relation to the acquisition of Talisman by Repsol.

21. INCOME TAXES
Current Income Tax Expense
	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
North America	3	5	(5)	4
Southeast Asia	62	108	129	224
North Sea	1	(1)	1	(1)
Other	(1)	22	10	38
Total	65	134	135	265

Deferred Income Tax (Recovery) Expense
	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
North America	206	(8)	177	44
Southeast Asia	42	22	15	13
North Sea	(12)	6	24	3
Other	20	(7)	16	3
Total	256	13	232	63

During the three month period ended June 30, 2015, the deferred tax expense (recovery) was impacted by a $37 million charge related to a substantively enacted Alberta corporate tax rate increase of 2%. In addition, as a result of the acquisition by Repsol, the Company recorded additional tax expense totaling $275 million related to the derecognition of certain tax assets.

22. SUPPLEMENTAL CASH FLOW
Items Not Involving Cash
	Three months ended June 30		Six months ended Jun 30
	2015	2014	2015	2014
Depreciation, depletion and amortization	379	430	790	822
Impairment, net of reversals	-	(32)	48	(32)
Dry hole	-	11	13	28
Share-based payments expense (recovery)	(2)	23	-	(8)
(Gain) loss on disposals	4	5	9	(554)
Unrealized loss on held-for-trading financial instruments	955	125	1,268	128
Deferred income tax	256	13	232	63
Foreign exchange	29	8	13	6
Loss from joint ventures and associates, after tax	107	37	314	31
Other	4	17	12	29
	1,732	637	2,699	513

Other Cash Flow Information
	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Cash interest paid	76	72	130	125
Cash interest received	1	1	1	24
Cash income taxes paid	75	150	147	331

23. CASH AND CASH EQUIVALENTS
Of the cash and cash equivalents balance of $168 million (December 31, 2014 - $262 million), the entire balance (December 31, 2014 - $262 million) has been invested in bank deposits. There were no investments in highly rated marketable securities with original maturities of less than three months as at June 30, 2015.

24. RELATED PARTY DISCLOSURES
Interest in subsidiaries
The interim condensed Consolidated Financial Statements include the financial statements of Talisman Energy Inc. and its directly or indirectly owned subsidiaries. Transactions between subsidiaries are eliminated on consolidation. The following table lists the material operating subsidiaries owned directly or indirectly by Talisman as at June 30, 2015:
Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Talisman Energy Canada¹	Alberta	100%
Talisman Energy USA Inc.	Delaware	100%
Talisman Alberta Shale Partnership	Alberta	100%
Talisman Energy Norge AS	Norway	100%
Talisman (Corridor) Ltd.	Barbados	100%
Talisman (Vietnam 15-2/01) Ltd.	Alberta	100%
Talisman Malaysia Limited	Barbados	100%
Talisman Malaysia (PM3) Limited	Barbados	100%
Talisman (Algeria) B.V.	The Netherlands	100%
1.	Talisman Energy Canada is an Alberta general partnership which currently carries on substantially all of Talisman’s conventional Canadian oil and gas operations.

Related party transactions with Repsol and Joint Ventures
In June 2015, Talisman (Algeria) B.V. (“TABV”) entered into a Sale and Purchase Agreement with Repsol Trading S.A., a subsidiary of Repsol, under which TABV will sell to Repsol approximately 615,000 barrels of Saharan Blend Crude Oil for an estimated $38 million.  The sale price per barrel is based on June Dated Brent price of US$61.69/barrel minus the agreed differential of US$0.28/barrel. As at June 30, 2015, the amount included in accounts receivable balance as a result of this sale was $38 million.

Other transactions between Talisman and subsidiaries of Talisman’s parent, Repsol, since May 8, 2015, are disclosed in note 4 and note 14. Related party transactions with joint ventures are disclosed as part of note 6 and note 19.

25. SEGMENTED INFORMATION
Talisman's activities are conducted in four geographic segments: North America, the North Sea, Southeast Asia and Other. The North America segment includes operations and exploration in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam, Papua New Guinea and in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in the Kurdistan Region of Iraq. Furthermore, the Company is in the process of exiting Peru. For ease of reference, all of the activities in Algeria, Colombia, Peru and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America (1)				Southeast Asia (2)
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of US$)	2015	2014	2015	2014	2015	2014	2015	2014
Revenue
Sales	258	486	502	1,018	298	556	622	1,097
Other income	23	7	45	27	-	-	1	1
Income (loss) from joint ventures, after tax	-	-	-	-	-	-	-	-
Total revenue and other income	281	493	547	1,045	298	556	623	1,098
Segmented expenses
Operating	114	134	241	268	60	130	169	252
Transportation	23	18	51	39	13	12	28	27
DD&A	252	296	509	562	112	114	250	230
Impairment, net of reversals	-	(32)	-	(32)	-	-	48	-
Dry hole	-	-	-	-	-	11	(1)	28
Exploration	45	3	47	9	18	22	36	39
Other	80	22	109	31	21	1	23	2
Total segmented expenses	514	441	957	877	224	290	553	578
Segmented income (loss) from continuing operations before taxes	(233)	52	(410)	168	74	266	70	520
Non-segmented expenses
General and administrative
Finance costs
Share-based payments expense (recovery)
Currency translation
(Gain) loss on held-for-trading
financial instruments
(Gain) loss on asset disposals
Total non-segmented expenses
Income (loss) before taxes from continuing operations
Capital expenditure
Exploration	13	31	39	45	40	31	45	60
Development	120	242	292	556	25	68	63	146
Exploration and development	133	273	331	601	65	99	108	206
Acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			6,429	6,321			1,972	2,223
Exploration and evaluation assets			1,371	1,345			719	667
Goodwill			110	110			169	169
Investments in joint ventures and associates			-	-			-	-
Other			410	555			613	740
Assets held for sale			-	-			-	-
Segmented assets			8,320	8,331			3,473	3,799
Non-segmented assets
Total assets (5)
Decommissioning liabilities (5)			663	381			313	334

	Three months ended June 30		Six months ended June 30

1. North America	2015	2014	2015	2014

Canada	118	197	232	458
US	163	296	315	587
Total revenue and other income	281	493	547	1,045
Canada			2,593	2,507
US			3,836	3,814
Property, plant and equipment (5)			6,429	6,321
Canada			910	871
US			461	474
Exploration and evaluation assets (5)			1,371	1,345

	Three months ended June 30		Six months ended June 30

2. Southeast Asia	2015	2014	2015	2014
Indonesia	170	265	345	528
Malaysia	80	132	168	286
Vietnam	39	114	78	216
Australia	9	45	32	68
Total revenue and other income	298	556	623	1,098
Indonesia			905	941
Malaysia			626	698
Vietnam			245	308
Papua New Guinea			132	143
Australia			64	133
Property, plant and equipment (5)			1,972	2,223
Indonesia			45	37
Malaysia			87	41
Vietnam			192	191
Papua New Guinea			395	398
Exploration and evaluation assets (5)			719	667

5. Current year represents balances at June 30. Prior year represents balances at December 31.

	North Sea (3)				Other (4)				Total
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of US$)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Revenue
Sales	-	-	-	-	61	99	97	149	617	1,141	1,221	2,264
Other income	5	11	10	19	13	12	25	30	41	30	81	77
Income (loss) from joint ventures, after tax	(115)	(60)	(321)	(77)	8	23	7	46	(107)	(37)	(314)	(31)
Total revenue and other income	(110)	(49)	(311)	(58)	82	134	129	225	551	1,134	988	2,310
Segmented expenses
Operating	-	-	-	-	19	16	34	23	193	280	444	543
Transportation	-	-	-	-	4	9	11	15	40	39	90	81
DD&A	-	-	-	-	15	20	31	30	379	430	790	822
Impairment, net of reversals	-	-	-	-	-	-	-	-	-	(32)	48	(32)
Dry hole	-	-	-	-	-	-	14	-	-	11	13	28
Exploration	20	-	20	-	15	19	19	35	98	44	122	83
Other	4	2	4	(1)	(2)	2	5	7	103	27	141	39
Total segmented expenses	24	2	24	(1)	51	66	114	110	813	799	1,648	1,564
Segmented income (loss) from continuing operations before taxes	(134)	(51)	(335)	(57)	31	68	15	115	(262)	335	(660)	746
Non-segmented expenses
General and administrative									83	103	167	205
Finance costs									79	83	163	166
Share-based payments expense (recovery)									(19)	23	(24)	(9)
Currency translation									27	10	5	5
(Gain) loss on held-for-trading									131	171	(62)	231
financial instruments
(Gain) loss on asset disposals									4	5	9	(554)
Total non-segmented expenses									305	395	258	44
Income (loss) before taxes from continuing operations									(567)	(60)	(918)	702
Capital expenditure
Exploration	-	-	-	-	(4)	41	9	90	49	103	93	195
Development	-	-	-	-	11	2	20	7	156	312	375	709
Exploration and development	-	-	-	-	7	43	29	97	205	415	468	904
Acquisitions									8	13	8	13
Proceeds on dispositions									-	(52)	-	(1,392)
Other non-segmented									16	16	19	20
Net capital expenditures									229	392	495	(455)
Property, plant and equipment			-	256			253	264			8,654	9,064
Exploration and evaluation assets			-	125			398	407			2,488	2,544
Goodwill			-	-			-	-			279	279
Investments in joint ventures and associates			-	-			530	523			530	523
Other			456	2,051			269	301			1,748	3,647
Assets held for sale			1,530	-			-	-			1,530	-
Segmented assets			1,986	2,432			1,450	1,495			15,229	16,057
Non-segmented assets											3	1,273
Total assets (5)											15,232	17,330
Decommissioning liabilities (5)			-	1,176			29	37			1,005	1,928

	Three months ended June 30		Six months ended June 30
3. North Sea	2015	2014	2015	2014
UK	5	11	10	19
Norway	-	-	-	-
Loss from TSEUK	(115)	(60)	(321)	(77)
Total revenue and other income	(110)	(49)	(311)	(58)
UK			-	-
Norway			-	256
Property, plant and equipment (5)			-	256
UK			-	-
Norway			-	125
Exploration and evaluation assets (5)			-	125

	Three months ended June 30		Six months ended June 30

4. Other	2015	2014	2015	2014
Algeria	54	72	78	107
Colombia6	28	62	51	118
Total revenue and other income	82	134	129	225
Algeria			203	224
Colombia			50	40
Property, plant and equipment (5)			253	264
Colombia			202	208
Kurdistan			196	199
Exploration and evaluation assets (5)			398	407

5. Current year represents balances at June 30. Prior year represents balances at December 31.

6. Balances include after-tax equity income from Equion.